Mail Stop 4720

May 24, 2010

Ms. Anna E. Gluskin
President and Chief Executive Officer
Generex Biotechnology Corporation
33 Harbour Square
Suite 202
Toronto, Ontario, Canada M5J 2G2

> **Re: Generex Biotechnology Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 4, 2010**
> **File Number 000-25169**

Dear Ms. Gluskin:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director